

March 9, 2011

Mr. Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury Lane
Watchung, New Jersey 07069

  Re: Euroseas Ltd.
    Form 20-F for the year ended December 31, 2009
    File No. 001-33283

Dear Mr. Aslidis:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        David R. Humphrey
        Branch Chief